EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(In thousands)
Earnings:
Income from continuing operations before income taxes	$(1,187,093)	$98,835	$(26,626)	$427,362	$332,899
Add: Total fixed charges (see below)	158,414	146,919	65,584	63,415	63,458
Less: Interest capitalized	(5,288)	(5,736)	(4,298)	(2,821)	(1,714)

Total earnings	$(1,033,967)	$240,018	$34,660	$487,956	$394,643

Fixed charges:
Interest (a)	$139,508	$128,919	$53,311	$51,106	$52,440
Portion of non-cancellable lease expense representative of the interest factor (b)	18,906	18,000	12,273	12,309	11,018

Total fixed charges	$158,414	$146,919	$65,584	$63,415	$63,458

Ratio of earnings to fixed charges	(d)	1.63	(c)	7.69	6.22

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $30.9 million.
(d)	Earnings were insufficient to cover fixed charges by $1,192.4 million.